================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                   NEFF CORP.

                                (Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE                            006400941

   (Title of class of securities)                              (CUSIP number)

                                  JOAN C. AMBLE
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000

(Name, address and telephone number of person authorized to receive notices and communications)

                                DECEMBER 29, 2000

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)



================================================================================

---------------------------------------------------------------------             -------------------------------------------------
CUSIP No.                   006400941                                    13D                         Page 2 of 11
---------------------------------------------------------------------             -------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
        1          NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC CAPITAL CORPORATION
                   I.R.S. IDENTIFICATION NOS.                                     13-1500700
                   OF ABOVE PERSONS:
-----------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                            (B) [X]
-----------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS:               WC

-----------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
-----------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

-----------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF             7    SOLE VOTING POWER:                            5,100,000 (SEE ITEM 5)
          SHARES
                            -------------------------------------------------------------------------------------------------------
       BENEFICIALLY            8    SHARED VOTING POWER:                          0
         OWNED BY
                            -------------------------------------------------------------------------------------------------------
           EACH                9    SOLE DISPOSITIVE POWER:                       5,100,000 (SEE ITEM 5)
         REPORTING
                            -------------------------------------------------------------------------------------------------------
        PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

-----------------------------------------------------------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       5,100,000 (SEE ITEM 5)

-----------------------------------------------------------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

-----------------------------------------------------------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          24.1%
                                                                                                                (SEE ITEM 5)
-----------------------------------------------------------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON:                         CO

-----------------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------             -------------------------------------------------
CUSIP No.                   006400941                                    13D                         Page 3 of 11
---------------------------------------------------------------------             -------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON:                         GENERAL ELECTRIC CAPITAL SERVICES, INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.                              06-1109503
                   OF ABOVE PERSON:
-----------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                            (B) [X]
-----------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS:               NOT APPLICABLE

-----------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
-----------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

-----------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF             7    SOLE VOTING POWER:                            DISCLAIMED (SEE 11 BELOW)
          SHARES
                            -------------------------------------------------------------------------------------------------------
       BENEFICIALLY            8    SHARED VOTING POWER:                          0
         OWNED BY
                            -------------------------------------------------------------------------------------------------------
           EACH                9    SOLE DISPOSITIVE POWER:                       DISCLAIMED (SEE 11 BELOW)
         REPORTING
                            -------------------------------------------------------------------------------------------------------
        PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

-----------------------------------------------------------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                                  GENERAL ELECTRIC CAPITAL SERVICES, INC.
-----------------------------------------------------------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

-----------------------------------------------------------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                (SEE 11 ABOVE)
-----------------------------------------------------------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON:                         CO

-----------------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------             -------------------------------------------------
CUSIP No.                   006400941                                    13D                         Page 4 of 11
---------------------------------------------------------------------             -------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                        GENERAL ELECTRIC COMPANY
                   S.S. OR I.R.S. IDENTIFICATION NO.                              14-0689340
                   OF ABOVE PERSON:
-----------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                            (B) [X]
-----------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS:               NOT APPLICABLE

-----------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
-----------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

-----------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF             7    SOLE VOTING POWER:                            DISCLAIMED (SEE 11 BELOW)
          SHARES
                            -------------------------------------------------------------------------------------------------------
       BENEFICIALLY            8    SHARED VOTING POWER:                          0
         OWNED BY
                            -------------------------------------------------------------------------------------------------------
           EACH                9    SOLE DISPOSITIVE POWER:                       DISCLAIMED (SEE 11 BELOW)
         REPORTING
                            -------------------------------------------------------------------------------------------------------
        PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

-----------------------------------------------------------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                                  GENERAL ELECTRIC COMPANY
-----------------------------------------------------------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

-----------------------------------------------------------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                (SEE 11 ABOVE)
-----------------------------------------------------------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON:                         CO

-----------------------------------------------------------------------------------------------------------------------------------


                  This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed by General Electric Capital Corporation, a New York corporation ("GE Capital"), for and on behalf of itself, GECFS, Inc. ("GECFS"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE") on April 21, 2000 (as amended by Amendment No. 1 filed on June 2, 2000, the "Original
Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.01 per share ("Common Stock"), of Neff Corporation (the "Company"). Capitalized terms used herein but not defined shall have the meanings attributed to them in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is hereby amended to add the following:

                  During the calendar year 2000, GECFS was dissolved and all of the shares of Class B Common Stock of the Company, par value $0.01 per share (the "Class B Common Stock"), then held by GECFS were acquired, and continue to be held, by GE Capital.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

                  References to the URI Equity Infusion (as defined below) in
Item 4 are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 (a-j) is hereby amended to add the following:

                  By letter dated December 29, 2000 (together with the attached term sheet, the "Shareholder Letter") (attached hereto as Exhibit 5), GE Capital, Santos Fund I, L.P. ("Santos"), Jorge Mas, Juan Carlos Mas and Jose Mas each agreed, pursuant to a non-binding letter, to support a transaction involving URI and the Company pursuant to which (i) URI would acquire all of the outstanding shares of Common Stock of the Company (other than shares of Common Stock beneficially owned by Santos, Jorge Mas, Juan Carlos Mas and Jose Mas) and
(ii) a subsidiary of URI would merge with and into the Company (the "Company Merger"). Pursuant to the proposed terms of the Company Merger, each holder of Common Stock of the Company (other than Santos, Jorge Mas, Juan Carlos Mas and Jose Mas and any dissenting shareholders) would receive 0.18 (the "Exchange Ratio") of a share of URI Common Stock per share of Common Stock then owned by such holder. In addition, pursuant to the proposed terms of the Company Merger,
(i) GE Capital would retain all of the shares of Class B Common Stock held by it, (ii) 900,000 shares of Common Stock held by Santos would be converted into 900,000 shares of Class B Common Stock and (iii) Jorge Mas, Juan Carlos Mas and Jose Mas would exchange all of their shares of Common Stock for shares of new Series C Perpetual Convertible Preferred Stock of URI (the "URI Series C

Preferred Stock") with an aggregate liquidation preference equal to the product of (x) the number of shares of Common Stock held by such person, multiplied by the product of (y)(A) the average closing price of URI's common stock on the New York Stock Exchange for the ten consecutive trading days ending on the trading day prior to the closing of the Company Merger, multiplied by (B) the Exchange Ratio, which URI Series C Preferred Stock would be convertible into URI common stock at a price of at least $22.00 per share. After the closing, GE Capital and Santos would own 6 million shares of Class B Common Stock, subject to the right of GE Capital and Santos to sell all or a portion of these shares to URI for an aggregate consideration of $96 million in 2010, and the right of URI to buy all or a portion of these shares for an aggregate consideration of $96 million commencing in 2002. In addition, the term sheet sets forth several other matters which are hereby incorporated by reference. The Company Merger and other transactions contemplated by the Shareholder Letter and the attached term sheet are collectively referred to herein as the "Shareholder Proposed Transactions." In connection with the Shareholder Proposed Transactions, the Common Stock would be delisted from the New York Stock Exchange and would be deregistered under the Exchange Act.

                  In addition, in consideration for and contemporaneously with the consummation of the Shareholder Proposed Transactions, a group of investors including GE Capital would make an investment of $90 million in URI Series C Preferred Stock (the "URI Equity Infusion").

                  The transactions contemplated by the Shareholder Letter are subject to a number of terms and conditions set forth therein, including, among others, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the URI Proposal Letter (as defined below).

                  Immediately following the execution of the Shareholder Letter, URI delivered a non-binding proposal letter to the Company (together with the attached term sheet, the "URI Proposal Letter") (attached hereto as Exhibit 6) proposing the Shareholder Proposed Transactions to the Company. The URI Proposal Letter provides that the Shareholder Proposed Transactions are contingent, among other things, upon the approval of the Special Committee, the Boards of Directors of URI and the Company, URI's senior lenders, the Company's stockholders, and appropriate regulatory agencies. The URI Proposal Letter further provides that the Shareholder Proposed Transactions are also contingent on completion of satisfactory due diligence (including branch due diligence after receiving full access and cooperation by the Company), the signing of a definitive merger agreement and the satisfaction of its terms and conditions, confirmation prior to the signing of a definitive merger agreement that the proposed transaction would not negatively change URI's current credit ratings, and acceptance of URI's exchange offer, pursuant to which URI would offer to exchange newly issued 10.25% Senior Subordinated Notes due 2008 (the "New Notes") for the Company's 10.25% Senior Subordinated Notes due 2008 (the "Old Notes") at an exchange ratio of $750 principal amount of New Notes (which, URI has determined based on current market rates, would represent a value of approximately $600) for each $1,000 principal amount of Old Notes, by holders of at least 95% of the Old Notes.

                  URI's proposal contained in the URI Proposal Letter expires by its terms on January 19, 2001. The Shareholder Letter is not binding on GE Capital, GECS or GE, and GE Capital, GECS and GE reserve the right to change their plans and intentions at any time, as they deem appropriate, and reserve the right to terminate, modify or withdraw the proposal contained in the Shareholder Letter and/or terminate their support for the Shareholder Proposed Transactions contained in the Shareholder Letter. In particular, GE Capital, GECS and GE may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of capital stock of the Company. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

                  Other than as described in this Item 4, none of GE Capital, GECS and GE have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

                  The information set forth in response to this Item 4 is qualified in its entirety by reference to the Shareholder Letter (attached hereto as Exhibit 5) and the URI Proposal Letter (attached hereto as Exhibit 6), which are expressly incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

                  As a result of the matters described in Item 4 above, GE Capital, GECS and GE together with URI, Santos, Jorge Mas, Juan Carlos Mas and Jose Mas may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and GE Capital, GECS and GE may be deemed to have acquired beneficial ownership of the shares of Common Stock and Class B Common Stock owned or deemed to be beneficially owned by each of them. However, GE Capital, GECS and GE disclaim that any such "group" has been formed and also disclaim beneficial ownership of any such shares stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  References to the URI Equity Infusion in Item 4 are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended to add the following documents as exhibits:

EXHIBIT 5         Shareholder Letter (including attached term sheet)
EXHIBIT 6         URI Proposal Letter (including attached term sheet)

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                               GENERAL ELECTRIC CAPITAL CORPORATION


                               By:     /s/ Joan C. Amble
                                       ------------------------------------
                                       Name:    Joan C. Amble
                                       Title:   Vice President and Controller

                               Dated:  December 29, 2000

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                           GENERAL ELECTRIC CAPITAL SERVICES, INC.


                           By:      /s/ Joan C. Amble
                                    -----------------------------------
                                    Name:   Joan C. Amble
                                    Title:  Vice President and Controller

                                    Dated:  December 29, 2000

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                            GENERAL ELECTRIC COMPANY


                            By:      /s/ Christopher H. Richmond
                                     ------------------------------------------
                                     Name:    Christopher H. Richmond
                                     Title:   Vice President

                            Dated: December 29, 2000